Suite 1900, 205– 5th Avenue SW Calgary, Alberta T2P 2V7

December 31, 2024

By Electronic Submission

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Steve Lo
Craig Arakawa

Re: Form 20-F for the Fiscal Year Ended December 31, 2023
File No. 001-41810

Dear Mr. Lo and Mr. Arakawa,

This letter is submitted on behalf of Greenfire Resources Ltd. (“Greenfire” or the “Company”), in response to the comment that you provided on behalf of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated December 17, 2024.

For your convenience, we have set forth the original comment from your letter below.

Comment

We note you have identified oil sales as the most directly comparable measure to your non-GAAP measure, operating netback and have provided a reconciliation along those lines. Given that the calculation of the measure adjusts GAAP revenues by non-revenue related items (i.e. expenses), it would appear that a GAAP measure of profitability, rather than revenues, should be identified as the most directly comparable GAAP measure. Please tell us why you consider revenues to be the most directly comparable IFRS measure or revise your reconciliation accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response

Greenfire uses operating netback to assess its financial and operating performance, specifically its ability to generate a cash margin (“operating margin”) on a unit of production basis. Operating netback measures the Company’s operational efficiency, meaning how efficiently it turns Oil sales into an operating margin. Greenfire believes that Oil sales (or “revenue”) is the most directly comparable GAAP measure, rather than a profitability measure such as Net income (loss) because Oil sales directly correlates to the cash inflows generated from the sale of oil, the key driver to the Company’s operating netback. Using a profitability metric such as net income (loss) introduces a number of large non-operational charges, such as depreciation, financing costs, gains or losses and taxes, which are unrelated to a cash operating margin per unit of production. As a result, Greenfire believes Net income (loss) is less directly comparable, making the reconciliation process more complex and less transparent.

Suite 1900, 205– 5th Avenue SW Calgary, Alberta T2P 2V7

Reconciling operating netback to revenue is consistent with the method of calculation Greenfire is required to use and disclose under applicable Canadian securities laws. In addition to being a reporting “foreign private issuer” under the U.S. Securities Exchange Act of 1934, Greenfire is also a “reporting issuer” in the Canadian provinces of Alberta and Ontario. As a Canadian reporting issuer, Greenfire is also obligated to comply with Canadian continuous disclosure obligations, including National Instrument 51-101: Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”). Section 4.2 of the consolidated third edition of the COGE Handbook concerns the calculation of netback, which is as follows:

The netback calculation takes the price received for a unit of production at a specific time and deducts from it all production costs, royalties, and production taxes to find the cash netback to the producer from each unit of production, usually a bbl of oil or a Mcf of sales gas. The netback calculation is not used for identifying asset value. It is best used as an operations indicator to assess operating priorities and evaluate smaller capital expenditures normally associated with field maintenance and improvement at a specific time. Annual netback can be assessed historically to understand the operation efficiency of a project. Forecasts of netback can provide an understanding of future operational efficiency.

Importantly, NI 51-101 mandates that if a reporting issuer discloses netback, it must calculate it “by subtracting royalties and operating costs from revenues and state the method of calculation.”1 By aligning its reconciliation with revenue, Greenfire is disclosing netback consistent with the requirements of NI 51-101, providing comparability and consistency with its Canadian reporting issuer peers (including other US reporting foreign private issuers).

The computation of operating netback can begin with either Oil sales (“revenue-down”) or Net income (loss) (“net-income-up”). Objectively, Oil sales is a closer GAAP measure to operating netback, as it requires only five adjustments to reconcile, compared to the fifteen adjustments2 needed to compute operating netback from Net income (loss).

As a result of the aforementioned NI 51-101 disclosure requirement, Greenfire’s stakeholders, including investors and analysts, are accustomed to interpreting operating netback in relation to revenue. This practice ensures that the information the Company provides is both relevant and easily understood within the context of industry norms. Aligning the reconciliation with revenues supports the transparency and usability of Greenfire’s financial disclosures, facilitating better decision-making for its stakeholders.

Conclusion

Greenfire considers Oil Sales to be the most directly comparable GAAP measure to Operating netback because:

1.	Operating netback directly represents the operating margin generated by those oil sales making revenue the more immediate and relevant starting point;

2.	It is in compliance with the calculation requirements of NI 51-101 and the COGE Handbook;

3.	It reflects an industry-specific measure of operational efficiency, distinct from a measure of profitability or cash flows;

4.	It is an objectively closer GAAP measure requiring fewer adjustments resulting in a more transparent reconciliation; and

5.	It meets stakeholder expectations and fosters increased comparability with industry peers.

Based on this and the additional considerations above, Greenfire believes its approach aligns with applicable regulatory requirements and industry practices, adheres to relevant guidance under Item 10(e)(1)(i)(A) of Regulation S-K, enhances transparency, and delivers a clear and accurate representation of the metric’s purpose and calculation.

[1]	See Section 5.8.2 of Companion Policy 51-101 Standards of Disclosure for Oil and Gas Activities.

[2]	When using Q4 2023 figures.

Suite 1900, 205– 5th Avenue SW Calgary, Alberta T2P 2V7

Given the rationale detailed above and to further enhance the clarity and transparency of Greenfire’s financial disclosures, it will revise its non-GAAP disclosure in the Q4 2024 Management Discussion and Analysis to the following:

Operating Netback

Operating netback and operating netback excluding realized gain (loss) on risk management contracts are common financial measures used in the oil and gas industry, utilized by Greenfire’s to assess its operating performance and ability to generate an operating margin on a unit of production basis. Our Operating Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook. Operating netback consists of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, adjusted for realized commodity risk management gains or losses, as appropriate. Operating netback is adjusted for the realized gain (loss) on risk management contracts to provide a more complete picture of Greenfire’s financial performance as financial derivatives are used to provide price certainty on a portion of its production. See the “Results of Operations – Operating Netback” section in this MD&A for a reconciliation of oil sales to operating netback.

Should you have any further questions or require additional information, please do not hesitate to contact us.

Thank you for your attention to this matter.

Sincerely,

/s/ Tony Kraljic
Tony Kraljic
Chief Financial Officer
Greenfire Resources Ltd.
403-668-5298
Tkraljic@greenfireres.com

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